Ms. Cecilia D. Blye, Chief, Office of Global Security Risk, Securities and Exchange Commission, 100 F Street, N.E., Washington, DC 20549, USA	Restricted Date Page No 11 January 2006 1 (4) Contact Jan Henrik Ahrnell jan-henrik.ahrnell@teIiasonera.com +46 8 504 550 40

Re: TeliaSonera AB Form 20-F for the Fiscal Year
Ended December 31, 2004 Filed April 7, 2005;
File No. 0-50121

Dear Ms. Blye:

We are writing in response to your letter of December 16, 2005, containing comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (the “Form 20-F”) of TeliaSonera AB (“TeliaSonera”).

In your letter, you requested that TeliaSonera analyze and discuss the materiality of its contacts with certain countries. To facilitate the Staff’s review, this letter includes the caption and numbered comments from the Staff’s comment letter in bold, italicized text, and provides the response of TeliaSonera immediately thereafter.

Form 20-F for the Fiscal Year Ended December 31, 2004

General

1.	We note from public media sources that you may have existing or anticipated operations associated with Iran, Syria and Sudan, which are countries identified as state sponsors of terrorism by the U.S. State Department and subject to U.S. economic sanctions imposed, in part, as a result of actions in support of terrorism and/or pursuit of weapons of mass destruction and missile programs. With a view to disclosure, please address the materiality of your contacts with these countries in light of their status as state sponsors of terrorism. Your response should describe all current, historical and anticipated operations in, and contacts with, these countries, including through subsidiaries, affiliates, joint ventures and other direct and indirect arrangements.

COMPANY INFORMATION TeliaSonera AB (publ) SE-106 63 Stockholm Sweden Org Office: Stockholm Reg No VAT No: SE556103424901	VISITING AND POSTAL ADDRESS TeliaSonera AB Corporate Legal Affairs Sturegatan 1 SE-106 63 Stockholm Sweden	CONTACT INFORMATION Tel: +46 8 504 550 00 Fax: +46 8 94 64 70 www.teliasonera.com
Restricted Page No 2 (4) Date 11 January 2006

In your materiality analysis, please discuss whether your operations or contacts, if any, constitute a material investment risk for your security holders.

2.	In preparing your response please consider that evaluations of materiality should not be based solely on quantitative factors, such as the approximate dollar amount of revenues and assets associated with Syria, Iran and Sudan, but should include consideration of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Among factors that you may deem important to your qualitative materiality analysis, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. Illinois, New Jersey and Oregon have adopted, and other states are considering, legislation prohibiting the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that do business with Sudan. We also note that Harvard University, Stanford University, Dartmouth College, and the University of California system have all adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan.

Iran

TeliaSonera’s potential contacts with Iran arise through TeliaSonera’s 37.3% beneficial interest in Turkcell lletisim Hizmetleri A.S. (“Turkcell”), the largest mobile phone operator in Turkey. TeliaSonera disclosed its interest in Turkcell in the Form 20-F and in prior reports filed with the Commission.

Turkcell is listed on the New York and Istanbul stock exchanges and Turkcell files annual reports and other reports with the Commission. TeliaSonera also disclosed in the Form 20-F that, in 2004, a consortium that included Turkcell, the Irancell Consortium (“Irancell”), was awarded a nationwide GSM 900/1800 license in Iran through a tender process.

The following, more recent information regarding Turkcell’s efforts to participate in Irancell is based on the 2005 filings of Turkcell with the Commission:

Turkcell and Ericsson Telekomunikasyon AS (“Ericsson Turkey”) established a company named East Asian Consortium BV (“Eastasia”) to invest in the Iranian GSM business through Irancell. Turkcell and Ericsson Turkey own 85% and 15% of Eastasia, respectively. Through its shareholding in Eastasia, Turkcell expected to hold an indirect majority shareholding in Irancell, with the remainder of the shares owned indirectly by Ericsson Turkey and by two Iranian companies, Parman Ertebat and Iran Electronic Development Company. In September 2004, the Iranian
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government awarded Irancell a GSM license and the parties entered into a license agreement, which was subject to the approval of the Iranian Parliament. Under the license agreement, Irancell is obligated to pay an upfront license fee of €300 million and an ongoing license fee based on a percentage of the greater of actual or pre-committed gross revenues.

On April 25, 2005, the Iranian Parliament amended the terms of the license agreement and made a revised proposal, requiring, among other things that Eastasia reduce its shareholding in Irancell to 49%. The Iranian government set a deadline of November 21, 2005 for the members of the consortium to finalize Irancell’s shareholder structure.

Turkcell asserted that the Iranian government’s Ministry of Communication and Information Technology (the “Ministry”) has not properly implemented the laws and regulations passed by the Iranian Parliament in connection with the GSM license process, and on October 16, 2005, Turkcell initiated a lawsuit in Iranian courts seeking to compel the Ministry to implement the laws and regulations passed by the Iranian Parliament in connection with the GSM license process.

In a press release dated October 20, 2005, Turkcell stated that it had requested an injunction to prevent a third operator from replacing Turkcell in Irancell. In a subsequent press release, dated November 29, 2005, Turkcell stated that it had been reported that Turkcell no longer had a stake in Irancell and that Turkcell had initiated legal action regarding the tender procedures for participation in Irancell.

Although Turkcell does not currently conduct any operations in Iran, TeliaSonera believes it is possible that Turkcell’s efforts to secure participation in Irancell or a similar venture could result in Turkcell having an interest in operations in Iran in the future.

Other than the indirect contact with Iran through its holding in Turkcell discussed above, TeliaSonera has no historical, existing or anticipated operations in Iran. TeliaSonera has assessed the potential effects on TeliaSonera of Turkcell’s contacts with Iran based on qualitative factors (as well as quantitative factors), including the potential impact upon the reputation of, and investor interest in, TeliaSonera. Based on this assessment, we do not believe that Turkcell’s contacts with Iran could reasonably be expected to affect TeliaSonera to the extent that further disclosure in our Form 20-F should be required.

Syria and Sudan

TeliaSonera has no historical, existing or anticipated operations in Syria or Sudan.

Restricted Page No 4 (4) Date 11 January 2006

Telecommunications Operations Generally — Incidental Contacts

TeliaSonera’s principal business is telecommunications services and it has extensive operations in many countries, including, without limitation, Sweden, Finland, the Baltic States, Norway, Denmark, Kazakhstan, Azerbaijan, Georgia and Moldova. TeliaSonera also has relationships with and investments in various telecommunications and telecommunications-related companies. As a result, in connection with its business, TeliaSonera does have incidental contact with virtually every country and region in the world, including Iran, Syria and Sudan. For example, a telephone call from (or routed through) one of those countries to the Baltic States could be carried on a TeliaSonera network or a mobile customer of TeliaSonera or one of its affiliates could travel to one or more of those countries and, as a result, use a mobile network of one of those countries through roaming arrangements.

This type of incidental contact was considered in making the assessment above and, in addition, our responses to the Staff’s comments are qualified by reference to such contacts.

General

TeliaSonera acknowledges that it is responsible for the adequacy and accuracy of the disclosure in our filings with the Commission. TeliaSonera further acknowledges that comments of the Staff or changes to our disclosure in response to comments of the Staff do not foreclose the Commission from taking any action with respect to our filings with the Commission and that TeliaSonera may be precluded from asserting comments of the Staff as a defense in any proceeding under the federal securities laws of the United States.

We are available to discuss any of the foregoing with you at your convenience. Please contact Jan Henrik Ahrnell (+46 8 504 550 40). You also should feel free to contact Jay Clayton of Sullivan & Cromwell LLP (+1 212 558 3445).

Very truly yours,

/s/ Jan Henrik Ahrnell
Jan Henrik Ahrnell
Group Vice President and General Counsel

cc:	Jay Clayton Christine Spillane (Sullivan & Cromwell LLP)